2018 INVESTOR PRESENTATION

FOURTH QUARTER 2018
January 22, 2019



Disclosures

CAUTIONARY STATEMENT

This investor presentation may contain forward-looking statements, as defined by federal securities laws, including statements about United and its financial outlook and business environment. These statements are based on current expectations and are provided to assist in the understanding of our operations and future financial performance. Our operations and such performance involves risks and uncertainties that may cause actual results to differ materially from those expressed or implied in any such statements. For a discussion of some of the risks and other factors that may cause such forward-looking statements to differ materially from actual results, please refer to United Community Banks, Inc.'s filings with the Securities and Exchange Commission, including its 2017 Annual Report on Form 10-K under the section entitled "Forward-Looking Statements." Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements.

NON-GAAP MEASURES

This presentation includes financial information determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations. Such measures include: "Net income – operating," "Net income available to common shareholders – operating," "Earnings per share – operating," "Diluted earnings per share – operating," "Tangible book value per share," "Return on common equity – operating," "Return on tangible common equity – operating," "Return on assets – operating," "Efficiency ratio – operating," "Expenses – operating," "Tangible common equity to risk-weighted assets," and "Average tangible equity to average assets."

Management has included these non-GAAP measures because we believe they may provide useful supplemental information for evaluating our underlying performance trends. Further, management uses these measures in managing and evaluating our business and intends to refer to them in discussions about our operations and performance. Operating performance measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable GAAP measures can be found in the 'Non-GAAP Reconciliation Tables' included in the exhibits to this presentation.

Who We Are

Snapshot of United Community Banks, Inc.



Knoxville
Raleigh
Asheville
Charlotte
Chattanooga
Greenville
Blairsville
Gainesville
Columbia
Atlanta
Myrtle Beach
Macon
Charleston
Hilton Head Island
Savannah
Brunswick
United Community Bank
142 Branch locations
7 Loan Production Offices
4 Mortgage Loan Offices

4Q18 Overview	
Ticker	UCBI (NASDAQ)
Market Cap	$1.9Bn
P/EPS (2019E)	11.0x
P/TBV	173%
Assets	$12.6Bn
Loans	$8.4Bn
Deposits	$10.5Bn
CET1*	12.2%
NPAs / Assets	0.20%
ROA – GAAP	1.43%
ROA – Operating (1)	1.45%
ROCE – GAAP	12.08%
ROTCE – Operating (1)	15.88%

*4Q18 Capital Ratios are preliminary

Premier Southeast Regional Bank

- Established in 1950 and headquartered in Blairsville, GA with executive offices in Greenville, SC
  - ✓ 2,344 employees
- One of the largest regional banks in the U.S. by assets with 142 branch locations, 7 loan production offices and 4 mortgage loan offices in four states: GA, NC, SC and TN
  - ✓ Top 10 market share in GA and SC
- Metro-focused branch network with locations in fast growing areas



Market data as of January 17, 2019

(1) See non-GAAP reconciliation table slides at the end of the exhibits for a reconciliation of operating performance measures to GAAP performance measures

ucbi.com | 3

4Q18 Highlights

- Operating diluted earnings per share of $0.57; GAAP diluted earnings per share of $0.56

- EPS up 2 cents per share linked quarter
  - 15% annualized growth rate

- GAAP ROA of 1.43% in 4Q
  - Operating ROA of 1.45%, up 3 bps from 3Q18

- Quarterly dividend of $0.16 up 60% vs. last year

- Annualized EOP loan growth of 10% for the quarter, excluding indirect auto runoff of $34 mm

- Total deposits up $306 mm in 4Q18 or 12% annualized



Earnings Per Share



Return on Assets



Book Value Per Share [2]



Dividends Per Share

(1) See non-GAAP reconciliation table slides at the end of the exhibits for a reconciliation of operating performance measures to GAAP performance measures
(2) Excludes effect of acquisition-related intangibles and associated amortization

Net Interest Revenue / Margin [1]

$ in millions



- Net Interest Revenue
- Net Interest Margin

[1] Net interest margin is calculated on a fully-taxable equivalent basis

➤ Net interest revenue of $114.9 mm increased $2.8 mm (2.5%) vs. 3Q18 and $17.4 mm (17.8%) vs. 4Q17
  ➤ Benefit of Navitas acquisition and loan growth (average loan balances up $106 million from 3Q18) in addition to rising interest rates

➤ Net interest margin up 2 bps vs. 3Q18 impacted by
  ➤ Accretable yield contributed $2.6 mm or 8.9 bps to 4Q18 NIM vs. 7.5 bps in 3Q18
  ➤ Higher loan yield of 11 bps due to rising interest rates

➤ Net interest margin up 34 bps vs. 4Q17 due to higher interest rates, stable core deposit base and the impact of acquisitions

Deposit Growth

Deposits by Category in millions					
	2017	1Q 2018	2Q 2018	3Q 2018	4Q 2018
Non-Interest Bearing Core					
Demand Deposit	$ 2,910	$ 3,027	$ 3,068	$ 3,118	$ 3,049
Interest Bearing Core					
NOW	1,221	1,225	1,204	1,200	1,193
MMDA	1,986	1,979	1,989	2,015	2,048
Savings	649	675	681	678	667
Total Interest Bearing Core	3,856	3,878	3,874	3,893	3,908
Total Core Trans Deposits	6,766	6,905	6,942	7,011	6,957
Time (Customer)	1,522	1,487	1,491	1,528	1,563
Public Funds (Customer)	1,148	1,190	1,089	1,139	1,331
Brokered	371	411	444	551	684
Total Deposits	$ 9,808	$ 9,993	$ 9,966	$ 10,229	$ 10,535

➤ United continues to benefit from its strong core deposit base

➤ Annualized end-of-period deposit growth of 12%

➤ Total deposits increased $306 million vs. 3Q18 and $727 million YoY

Deposits

Low-Cost Deposit Base

Cost of Total Deposits (bps) [1]



4Q18 cost of deposits moved to 54 bps and the deposit beta improved to 38% in 4Q18 vs. 52% in 3Q18

KRX Peer

60 bps

44 bps

33 bps

26 bps

Sufficient Liquidity to Support Future Growth

Loans / Deposits [1] [2] [3]



94%

80%

Note – Peer comparison banks comprise the KBW Regional Bank Index (ticker:KRX)
(1)   Source: S&P Global Market Intelligence
(2)   United results as of 4Q18; KRX results as of 3Q18 (Source: S&P Global Market Intelligence)
(3)   United results based on average balances; KRX results based on EOP balances

Loans

$ in billions



4Q17 — $7.7
- $3.1 — 40.3%
- $1.6 — 20.8%
- $0.7 — 9.1%
- $1.9 — 24.7%
- $0.4 — 5.2%

3Q18 — $8.2
- $2.9 — 35.4%
- $1.8 — 22.0%
- $0.8 — 9.8%
- $1.9 — 23.2%
- $0.3 — 3.7%
- $0.5 — 6.1%

4Q18 — $8.4
- $2.9 — 34.5%
- $1.8 — 21.4%
- $0.8 — 9.5%
- $2.0 — 23.8%
- $0.3 — 3.6%
- $0.6 — 7.1%

Legend:
- C&I (1)
- CRE
- Comml Construction
- Residential
- Other Consumer
- Equipment Finance

(1) C&I includes commercial and industrial loans as well as owner-occupied CRE loans

➤ Annualized linked quarter loan growth was $157 mm, or 8%. Excluding the impact of planned indirect auto runoff of $34 mm, linked quarter loan growth was $192 mm, or 10% annualized
  ➤ C&I excluding OO-CRE up $84 mm
  ➤ Equipment Financing up $56 mm

➤ Diversified portfolio, weighted towards C&I

➤ Well within regulatory guidance on construction and CRE levels
  ➤ The 100%/300% ratios stand at 74% and 197%, respectively

United
COMMUNITY BANKS, INC.

Loan Growth Drivers

➢ Continued expansion in our metro markets

➢ Ongoing evaluation and addition of new Commercial Banking products and verticals

➢ Successful execution of the Navitas growth strategy

➢ Continued development of our unique partnership model where the community banks partner with Commercial Banking Solutions to drive growth

➢ Growth in the mortgage business via expansion into newly acquired markets and with the addition of on-balance sheet adjustable rate products

United
COMMUNITY BANKS, INC.

Fee Revenue

in millions



	4Q17	3Q18	4Q18
Total	$22.0	$24.2	$23.0
SBA	$3.1	$2.6	$2.5
Mortgage	$4.9	$5.3	$3.1
Brokerage	$1.1	$1.5	$1.6
Other	$4.1	$5.7	$6.6
Service Charges	$8.8	$9.1	$9.2

■ Service Charges ■ Other ■ Brokerage ■ Mortgage ■ SBA

➢ **Vs Linked quarter, fees down $1.2 mm due to:**
  ➢ Mortgage fees down due to seasonality and a $1.3 mm negative MSR mark
  ➢ SBA loan sales of $35.1 mm down 1.2% vs. last quarter
  ➢ The increase in other fee revenue is due to $0.6 mm in net securities gains

➢ **Vs Last Year, fees up $1.0 mm to $23.0 mm**
  ➢ $0.4 mm higher service charges mostly from acquisitions
  ➢ Mortgage originations of $204 mm, up 4% year over year
  ➢ 4Q18 SBA production of $46.7 mm, down 19% vs. 4Q17 of $57.6 mm; 4Q18 SBA loan sales were slightly higher at $35.1 mm vs. $33.5 mm in 4Q17, but gain on sale significantly declined over the past year
  ➢ Other income up $2.5 mm includes the benefit of Navitas fee income and income from SBIC investments

Expense Discipline

$ in millions



	4Q17	3Q18	4Q18	
GAAP	63.0%	56.8%	56.7%	**Efficiency Ratio** [1]
Operating [1]	56.9%	56.4%	55.8%	

- ➢ Linked quarter, GAAP expenses increased 0.7% while operating expenses decreased 0.2%
  - ➢ Operating efficiency ratio improved 60 basis points to 55.8%
  - ➢ Operating expenses down $0.1 mm vs. 3Q18 primarily due to annual incentive adjustments

- ➢ Market expansions and acquisitions drove year-over-year GAAP and operating expenses higher by 3% and 12%, respectively
  - ➢ Operating efficiency ratio improved to 55.8% from 56.9% last year

[1] See non-GAAP reconciliation table slides at the end of the exhibits for a reconciliation of operating performance measures to GAAP performance measures

United
COMMUNITY BANKS, INC.

Credit Quality

Provision for Credit Losses
$ in millions



Net Charge-Offs as %
of Average Loans



Allowance for Loan Losses



Non-Performing Assets as %
of Total Assets



Capital Ratios

Holding Company	4Q17	3Q18	4Q18
Common Equity Tier I Capital	12.0%	12.0%	12.2%
Tier I Risk-Based Capital	12.2	12.3	12.4
Total Risk-Based Capital	13.1	14.2	14.3
Leverage	9.4	9.5	9.6
Tangible Common Equity to Risk-Weighted Assets	12.1	11.6	12.0
Average Tangible Equity to Average Assets	9.5	9.0	9.0

► Profitability continues to provide significant capital ratio improvement each quarter
► All regulatory capital ratios significantly above "well-capitalized"
► Quarterly dividend of $0.16 per share (up 60% YoY)

Key Strengths

➢ Culture and business model that attracts both bankers and potential acquisition partners

➢ Positioned well in many of the South's fastest-growing markets

➢ Superior customer service helps drive great core deposit growth

➢ Well-developed credit model to drive consistent performance through cycles

➢ Liquid balance sheet and strong capital offer flexibility in a rising rate environment

2018 INVESTOR PRESENTATION

Exhibits

FOURTH QUARTER 2018
January 22, 2019



Who We Are

Full-Service Regional Bank with a Strong Culture Rooted in Sound Credit Underwriting & Growth

Cultural Pillars

High-Quality Balance Sheet

- Underwriting conservatism and portfolio diversification
- Top quartile credit quality performance
- Prudent capital, liquidity and interest-rate risk management
- Focused on improving return to shareholders with increasing ROTCE and dividend growth

Profitability

- Managing a steady margin with minimal accretion income
- Fee revenue expansion through focused growth initiatives
- Continued operating expense discipline while investing in growth opportunities
- Executing on M&A cost savings
- High-quality, low-cost core deposit base

Growth

- Addition of Commercial Banking Solutions platforms (middle-market banking, SBA lending, senior care, income-property lending, asset-based lending, builder finance, renewable energy, equipment finance) and actively pursuing additional lending platforms
- Entered into and continue to target new markets with team lift-outs
- Continuous emphasis on and enhancement of Mortgage product offerings to drive loan and revenue growth
- Acquisitions that fit our footprint and culture and deliver desired financial returns

Customer Service Is at Our Foundation


VALUABLE FRANCHISE
EQUIPMENT FINANCE
RENEWABLE ENERGY
BUILDER FINANCE
SENIOR CARE
MIDDLE MARKET
ASSET BASED
TREASURY MANAGEMENT
SBA
MORTGAGE SERVICES
INCOME PROPERTY
CLASS LEADING CORE FUNDING
GROWING METRO MARKETS
CONSERVATIVE CREDIT AND RISK CULTURE
COMMUNITY BANKS
LOCAL CEOS
TALENTED BANKERS
The Bank That SERVICE Built.®

United Community Banks, Inc.

ucbi.com | 16

Who We Are
The Bank That Service Built

ACCOLADES

NAMED ONE OF
AMERICA'S BEST PERFORMING BANKS
—FORBES MAGAZINE

#1
CUSTOMER SATISFACTION
IN THE SOUTHEASTERN U.S.
—J.D. POWER

TOP-RANKING
IN OVERALL SATISFACTION IN THE SOUTH
—GREENWICH ASSOCIATES

BEST IN CLASS
IN CUSTOMER SATISFACTION
—CUSTOMER SERVICE PROFILES

ONE OF AMERICA'S BEST BANKS TO WORK FOR
—AMERICAN BANKER

ONE OF ATLANTA AND SOUTH CAROLINA'S TOP WORKPLACES
—WORKPLACE DYNAMICS



GOLDEN RULE OF BANKING:
TREAT CUSTOMERS THE WAY WE WANT TO BE TREATED.

Forbes | 2018
BEST BANKS
IN AMERICA




Greenwich ASSOCIATES
Greenwich
Excellence
2017

AMERICAN BANKER
BEST BANKS TO WORK FOR 2018

csp CUSTOMER SERVICE PROFILES

TOP WORK PLACES 2018 — AJC The Atlanta Journal-Constitution

TOP WORK PLACES 2018 — CHARLESTON Columbia Greenville

Who We Are
Focused on High-Growth MSAs in Southeast

Fastest Growing Southeast MSAs [1]	2019-2024 Proj. Population Growth	2019 Population	2024 Proj. Median Household Income
1. **Myrtle Beach, SC**	**9.66%**	**485,770**	**$55,203**
2. Cape Coral, FL	8.46%	757,170	$62,988
3. Orlando, FL	8.13%	2,589,416	$65,275
4. **Charleston, SC**	**8.11%**	**799,117**	**$70,920**
5. **Raleigh, NC**	**8.02%**	**1,366,959**	**$85,734**
6. Naples, FL	7.86%	381,728	$73,715
7. Lakeland, FL	7.55%	705,037	$54,996
8. North Port, FL	7.53%	825,378	$66,059
9. Charlotte, NC	7.29%	2,591,118	$73,487
10. Jacksonville, FL	6.92%	1,549,094	$67,247
17. **Atlanta, GA**	**6.52%**	**6,017,552**	**$77,092**
19. **Greenville, SC**	**6.18%**	**912,621**	**$62,654**
20. **Savannah, GA**	**6.15%**	**395,004**	**$68,589**
23. **Spartanburg, SC**	**5.93%**	**340,535**	**$55,507**

■ **UCBI MSA Presence**

Notes
1. Includes MSAs with a population of greater than 300,000
2. Weighted by State deposits

Strong Demographic Profile [2]

'19 – '24 Proj. Population Growth



5.2% (United Community Banks) — 3.6% US

'19 – '24 Proj. Household Income Growth



10.8% (United Community Banks) — 8.8% US

Median Household Income



$57,412 (United Community Banks) — $63,174 US



New Loans Funded and Advances[1]

$ in millions

New Loans Funded and Advances



4Q17	3Q18	4Q18
$644.1	$778.2	$868.3

New Loans Funded and Advances
by Category

	4Q18	3Q18	4Q17	Variance-Incr(Decr) 3Q18	Variance-Incr(Decr) 4Q17
Commercial & Industrial	$ 351.6	$ 280.1	$ 135.4	$ 71.5	$ 216.2
Owner-Occupied CRE	80.8	77.8	121.0	3.0	(40.2)
Income-Producing CRE	103.1	77.1	77.8	26.0	25.3
Commercial Constr.	161.5	146.1	130.8	15.4	30.7
Total Commercial	697.0	581.1	465.0	115.9	232.0
Residential Mortgage	32.9	42.9	49.2	(10.0)	(16.3)
Residential HELOC	56.0	65.4	59.4	(9.4)	(3.4)
Residential Construction	66.3	70.6	55.0	(4.3)	11.3
Consumer	16.1	18.2	15.5	(2.1)	0.6
Total	$ 868.3	$ 778.2	$ 644.1	$ 90.1	$ 224.2

New Loans Funded and Advances
by Region

	4Q18	3Q18	4Q17	Variance-Incr(Decr) 3Q18	Variance-Incr(Decr) 4Q17
Atlanta	$ 145.0	$ 120.0	$ 144.3	$ 25.0	0.7
Coastal Georgia	27.1	34.7	29.5	(7.6)	(2.4)
North Georgia	60.2	68.3	55.9	(8.1)	4.3
North Carolina	77.0	93.4	47.7	(16.4)	29.3
Tennessee	53.9	24.7	44.0	29.2	9.9
Gainesville	28.0	18.7	20.1	9.3	7.9
South Carolina	159.3	126.2	98.4	33.1	60.9
Total Community Banks	550.5	486.0	439.9	64.5	110.6
Asset-based Lending	25.4	9.9	12.3	15.5	13.1
Commercial RE	34.8	12.0	45.5	22.8	(10.7)
Senior Care	33.1	26.8	34.0	6.3	(0.9)
Middle Market	23.6	18.3	26.5	5.3	(2.9)
SBA	46.7	75.2	55.5	(28.5)	(8.8)
Renewable Energy	5.6	6.7	-	(1.1)	5.6
Navitas	124.5	107.8	-	16.7	124.5
Builder Finance	24.1	35.5	30.4	(11.4)	(6.3)
Total Commercial Banking Solutions	317.8	292.2	204.2	25.6	113.6
Indirect Auto	-	-	-	-	-
Total	$ 868.3	$ 778.2	$ 644.1	$ 90.1	$ 224.2

[1] Represents new loans funded and net loan advances (net of payments on lines of credit)

Commercial RE Diversification – 12/31/2018

Commercial Construction
in millions

	Committed			Outstanding		
Assisted Living/Nursing Home/Rehab Cntr	$ 320	22.4	%	$ 142	17.8	%
Multi-Residential Properties	220	15.5		67	8.4	
Residential Construction in Process: SPEC	129	9.0		81	10.2	
Office Buildings	106	7.4		68	8.6	
Hotels Motels	82	5.7		44	5.5	
Residential Construction in Process: PRESOLD	67	4.7		39	4.9	
Residential Land Development - Lots Already Developed in Hands of Builders	60	4.2		55	6.9	
Retail Building	55	3.9		34	4.3	
Self Storage	54	3.8		31	4.0	
Other Properties	52	3.7		33	4.2	
Vacant (Improved)	52	3.7		43	5.4	
Warehouse	43	3.0		34	4.3	
Raw Land - Vacant (Unimproved)	43	3.0		36	4.5	
Residential Land Development - Subdivisions in Process	38	2.6		26	3.3	
Mfg Facility	22	1.6		5	0.6	
Residential Raw Land in the Hands of Builders/Developers	16	1.1		15	1.9	
Restaurants /Franchise Fast Food / Franchise Other	15	1.1		7	0.9	
Commercial Land Development	9	0.6		8	1.0	
Churches	9	0.6		8	1.0	
Negative Pledge	8	0.6		1	0.0	
All Other	25	1.8		19	2.3	
Total Commercial Construction	**$ 1,425**	**100**	**%**	**$ 796**	**100**	**%**

Commercial Real Estate – Income Producing
in millions

	Committed			Outstanding		
Office Buildings	$ 448	23.4	%	$ 406	22.4	%
Retail Building	350	18.3		341	18.8	
Assisted Living/Nursing Home/Rehab Cntr	226	11.8		211	11.7	
Investor Residential	191	10.0		186	10.3	
Hotels Motels	177	9.3		173	9.5	
Warehouse	176	9.2		171	9.4	
Multi-Residential Properties	116	6.0		109	6.0	
Other Properties	66	3.4		56	3.1	
Restaurants /Franchise Fast Food / Franchise Other	53	2.8		51	2.8	
Self Storage	37	1.9		36	2.0	
Convenience Stores	21	1.1		21	1.2	
Leasehold Property	15	0.8		15	0.8	
Mfg Facility	15	0.8		15	0.8	
Automotive Service	8	0.4		8	0.4	
Mobile Home Parks	7	0.4		7	0.4	
Daycare Facility	3	0.2		3	0.2	
All Other	3	0.2		3	0.2	
Total Commercial Real Estate - Income Producing	**$ 1,912**	**100**	**%**	**$ 1,812**	**100**	**%**



Outstanding Average Loan Size
(in thousands)

Commercial Construction	$376
Commercial RE:	
• Composite CRE	430
• Owner-Occupied	363
• Income-Producing	516



Committed Average Loan Size
(in thousands)

Commercial Construction	$665
Commercial RE:	
• Composite CRE	456
• Owner-Occupied	388
• Income-Producing	543



Strong Credit Culture

1. Process Change
- In 2014, centralized and streamlined consumer underwriting and related functions
- Significantly strengthened commercial process for approvals and monitoring

2. Add Significant Talent
- CEO with deep knowledge and experience in credit
- 2015 Rob Edwards brought in to lead team (BB&T, TD Bank)
- Senior credit risk team now has large bank credit risk experience

BUILT TO OUTPERFORM IN THE NEXT CYCLE

5. Concentration Management: Product
- Construction/CRE ratio = 74%/197%
- C&D > 30% in cycle, now 13.0%
- Land in C&D $245 mm and shrinking
- Navitas 6.74% of loans
- Granular product concentration limits

3. Concentration Management: Size
- In house project lending limit of $20 mm, legal lending limit of $305 mm
- Relationship limit of $35 mm
- $120 mm of SNC's outstanding, $192 mm committed
- Top 25 relationships = $628 mm, 7.5 % of total loans

4. Concentration Management: Geography
- Four state franchise with mix of metro and rural markets

United
COMMUNITY BANKS, INC.®

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	4Q17 (1)	1Q18 (1)	2Q18 (1)	3Q18 (1)	4Q18 (1)
Net Income					
Net income - GAAP	$ (11,916)	$ 37,658	$ 39,634	$ 43,682	$ 45,137
Merger-related and other charges	7,358	2,646	2,873	592	1,234
Tax benefit on merger-related and other charges	(1,165)	(628)	(121)	(141)	(604)
Impairment of deferred tax asset due to federal tax rate reduction	38,199	-	-	-	-
Net income - Operating	$ 32,476	$ 39,676	$ 42,386	$ 44,133	$ 45,767
Diluted Earnings per share					
Diluted earnings per share - GAAP	$ (0.16)	$ 0.47	$ 0.49	$ 0.54	$ 0.56
Merger-related and other charges	0.08	0.03	0.04	0.01	0.01
Impairment of deferred tax asset due to federal tax rate reduction	0.50	-	-	-	-
Diluted earnings per share - Operating	$ 0.42	$ 0.50	$ 0.53	$ 0.55	$ 0.57
Return on Assets					
Return on assets - GAAP	(0.40) %	1.26 %	1.30 %	1.41 %	1.43 %
Merger-related and other charges	0.20	0.07	0.09	0.01	0.02
Impairment of deferred tax asset due to federal tax rate reduction	1.30	-	-	-	-
Return on assets - Operating	1.10 %	1.33 %	1.39 %	1.42 %	1.45 %
Book Value per share					
Book Value per share - GAAP	$ 16.67	$ 17.02	$ 17.29	$ 17.56	$ 18.24
Effect of goodwill and other intangibles	(3.02)	(4.06)	(4.04)	(4.02)	(4.00)
Tangible book value per share	$ 13.65	$ 12.96	$ 13.25	$ 13.54	$ 14.24

[1] Merger-related and other charges for 4Q18, 3Q18, 2Q18, 1Q18, 4Q17 and 3Q17 include $268 thousand, $478 thousand, $593 thousand, $592 thousand, $517 thousand and $244 thousand, respectively, of intangible amortization resulting from payments made to executives under their change of control agreements. The resulting intangible assets are being amortized over 12 to 24 months.

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	4Q17		1Q18		2Q18		3Q18		4Q18	
	(1)		(1)		(1)		(1)		(1)	
Return on Tangible Common Equity										
Return on common equity - GAAP	(3.57)	%	11.11	%	11.20	%	11.96	%	12.08	%
Effect of merger-related and other charges	1.86		0.60		0.77		0.13		0.17	
Impairment of deferred tax asset due to federal tax rate reduction	11.44		-		-		-		-	
Return on common equity - Operating	9.73		11.71		11.97		12.09		12.25	
Effect of goodwill and intangibles	2.20		3.55		3.82		3.72		3.63	
Return on tangible common equity - Operating	11.93	%	15.26	%	15.79	%	15.81	%	15.88	%
Expenses										
Expenses - GAAP	$ 75,882		$ 73,475		$ 76,850		$ 77,718		$ 78,242	
Merger-related and other charges	(7,358)		(2,646)		(2,873)		(592)		(1,234)	
Expenses - Operating	$ 68,524		$ 70,829		$ 73,977		$ 77,126		$ 77,008	
Tangible common equity to risk-weighted assets reconciliation (*)										
Tier 1 capital ratio (Regulatory)	$ 12.24		$ 11.61		$ 11.94		$ 12.25		$ 12.41	
Effect of other comprehensive income	(0.29)		(0.50)		(0.57)		(0.68)		(0.44)	
Effect of deferred tax limitation	0.51		0.42		0.33		0.30		0.28	
Effect of trust preferred	(0.36)		(0.34)		(0.34)		(0.26)		(0.26)	
Basel III intangibles transition adjustment	(0.05)		-		-		-		-	
Tangible common equity to risk-weighted assets	12.05	%	11.19		11.36	%	11.61	%	11.99	%
Efficiency Ratio										
Efficiency Ratio - GAAP	63.03	%	57.83	%	57.94	%	56.82	%	56.73	%
Merger-related and other charges	(6.11)		(2.08)		(2.17)		(0.43)		(0.90)	
Efficiency Ratio - Operating	56.92	%	55.75	%	55.77	%	56.39	%	55.83	%

(*) Fourth quarter 2018 ratios are preliminary.

(1) Merger-related and other charges for 4Q18, 3Q18, 2Q18, 1Q18, 4Q17 and 3Q17 include $268 thousand, $478 thousand, $593 thousand, $592 thousand, $517 thousand and $244 thousand, respectively, of intangible amortization resulting from payments made to executives under their change of control agreements. The resulting intangible assets are being amortized over 12 to 24 months.